Filed Pursuant To Rule 433

Registration No. 333-180974

April 22, 2013

SSgA’s Kevin Quigg Discusses the GLD and Educated Investing with ETFs

Posted on Equities.com April 17, 2013

By Henry Truc

Launched in 2004, the SPDR Gold Shares (GLD) has become one of the most popular exchange-traded funds available in the market by a large margin. The fund seeks to replicate the performance, net of expenses, of the price of gold bullion. Given the popularity of gold over the past decade within the investment community, regardless of a long, short, or as part of hedging strategies, it’s no surprise that the GLD has become very critical to the market.

To a larger extent, precious metals and commodities ETFs have provided investors with new options to position their portfolios in ways that were unavailable before. In a sense, these new investment vehicles have revolutionized the financial markets. Despite the growth and popularity of this industry, in many ways, it is still considered young and is definitely continuing to evolve. As more ETFs enter the market, investors and traders would do well to gain a firm understanding of exactly what they have at their disposal, as well as how changing market dynamics will affect these investments.

In this interview with Kevin Quigg of State Street Global Advisors, Equities.com had the chance to delve deeper into some of these topics and gain his insight from multiple perspectives, ranging from the point of view of investors, to an overall state of the current the ETF market as a whole. Quigg will be joining a roster of notable and influential speakers at the upcoming New York Metals and Minerals Investment Conference on May 13-14, 2013 at New York Marriott Marquis.

EQ: You’re the Global Head of ETF Sales Strategy for State Street Global Advisors. Can you start off by discussing your background as well as provide a brief an overview of State Street Global Advisors focus?

Quigg: I originally joined SSgA and the ETF business by extension in 1999. I have a pretty well-rounded background, which obviously coming from State Street is logical I suppose. But I have been fortunate to have had the ability to really view the ETF business for a relatively long period of time, given the length of the market. Also, I have had the opportunity to see lots of different facets of the business. Over the last 14 years, I have spent time in sales with the different types of buyers of ETF. I have spent time overseeing the capital markets group really getting more involved in the primary secondary markets participants of the funds. More recently, I have worked with our sales strategy team to better understand the overall support necessary and the different types of people and support you need to provide for the market place. So, I have had the advantage of seeing the growth of the ETF industry, what the different components of the business are, and how that’s benefited each of the individual constituents.

EQ: ETFs have become very popular in the investment market, especially over the last decade with retail investors. For example, SPDR Gold Shares (GLD) has been as popular as any ETF in the market because of its ability to track the price of gold. Can you talk about some of the strategic advantages these kinds of ETFs provide for investors?

Quigg: Generally speaking, the things that have led to the growth of the ETF market are the transparency, low cost nature, and liquidity that these vehicles provide. Particularly in times when the financial markets experience challenging events, such as in 2000 when the tech bubble burst and after 2008 during the credit crisis, all of those benefits have come to really resonate in the history of ETFs.

In the early 2000s, it was the transparency that a lot of people migrated toward, and again after the tech bubble burst where people were concerned that their investment managers were perhaps going outside the mandates. So they put a premium on being able to see what they held. If you fast forward to 2008 and over the last several years, the liquidity of ETF has taken on a heightened importance. The other thing is, relative to other institutional vehicles such as swaps or futures, is the lack of counterparty risks.

Obviously, an exchange-traded fund is nothing more than the structure. It’s the means to tap into a return stream. With that being said the inherent value characteristics of that vehicle–particularly the liquidity and transparency–has provided safe harbor to a lot of types of investors in a lot of types of market places. It transcends any one channel. It’s institutions and its individuals, and in some cases it’s everything in between.

Looking at the SPDR Gold Shares product specifically, that really brings together a lot of the positive attributes we’ve talked about with ETFs, as well as a lot of the challenges that gold investors have faced historically. The liquidity is obviously something that investors have told us is incredibly valuable to them through GLD. The fact that you can access the spot price of gold throughout the day in a very liquid way is something that is of great value to investors.

The other thing that is of value to them is that it’s physically backed. The fact that every share of GLD is backed by physical bullion that’s 100 percent allocated at the HSBC vault in London also gives people comfort. It’s not a derivative strategy; it’s a strategy that’s based upon physically backed gold. I think that when you view costs, in terms of total cost and not just explicit expense ratio or the total ownership of gaining exposure, GLD has provided a really nice solution for a lot of investors. Exchange-traded funds allow multiple buyers – retail and institutional –to meet, congregate and exchange on the secondary market. This has made the value proposition of accessing gold a lot more cost effective versus the other options; whether it is other financial products, the physicals market, or what have you. That’s something that people really value.

The final leg of the stool is that GLD really securitized gold. By that I mean it made gold an exchange traded vehicle, and at the same time, it allows investors to view gold as a meaningful part of asset allocation as a diversifier. Institutional and retail investors of all sorts have understood the value of gold to a portfolio for literally thousands of years. What has been challenging to a lot of investors was that it didn’t fit within the sort of standard convention of investment management. GLD helped to resolve that.

People that view gold as a currency alternative or as an inflation hedge can now put that asset alongside their traditional assets. From a securitization standpoint, this allows for risk reporting, for performance reporting, for all those things that responsible fiduciaries hold as important. The fact that you can buy and sell gold on an exchange alongside other securities has really allowed what is a valuable asset class traditionally to fit more seamlessly alongside traditional assets.

EQ: As ETFs becomes more popular, obviously there is going to be new funds that are going to be introduced. Can you talk about some of the other ways that investors can play in the metals and mineral space?

Quigg: As the market place grows and innovation continues, alternatives for investors in the market place, across all areas, have increased. What GLD in particular, but really the ETF market in general, has done is allowed people who are interested in metals and minerals to strip apart the preexisting convention of conglomerating all of your “commodities” together? It allows you to view gold, silver, oil, and all sorts of other commodities and minerals as separate assets individually.

Given that metals and minerals are becoming more conventional wisdom in the asset management market place, what it also does is it allows SSgA to put our expertise behind some of those areas in ETFs behind products. Two good examples of that are the SPDR S&P Global Natural Resources ETF (GNR) and the SPDR SSgA Multi-Asset Real Return ETF (RLY).

We introduced GNR about a year and a half ago for gold and natural resources. It’s a traditional ETF in that it is an index-based methodology investing in companies in the area of metals and mining. So what you are going to find is a very well-diversified portfolio, both geographically across the globe, but also with respect to the different sectors within the natural resources space. That allows you to take advantage of the different areas of the metals and mineral industry. That’s sort of the advancement in the traditional product set with respect to traditional index ETFs and gaining new exposure. We are seeing that across the industry, but particularly within this area.

The other thing that is equally exciting is, in the past two years, we’ve really seen an introduction of active exchange-traded funds. These are exchange-traded funds that have an overlay of intelligence on top of the traditional weighting methodologies. This is an area where we’re particularly fortunate in that within State Street Global Advisors, there is a group called the Investment Solutions Group. It’s an institutional asset allocation portfolio management team that is responsible for literally billions of dollars institutionally in mandates. As innovation has grown, we have been able to introduce three products, but one in particular with the symbol RLY that really is focused on real assets and inflation-tied assets which allows us to pair that active investment expertise with the availability of ETFs to gain access to that asset space.

Investors are really getting the best of both worlds where you have a core holding that allows you to tactically use the Investments Solution Groups expertise to navigate the real assets area and have a good mix of exposure to gold, real estate, different asset classes and different areas of the market. It really speaks to what is happening in the ETF market place now, where there continues to be a focus on providing solutions, and obviously a lot of our products would fit that component. However, there are also investors who want more complex answers to their questions, and by allowing the Investment Solution Groups products to permeate our product sets, it enables all investors to take advantage of that investment expertise.

EQ: In terms of index tracked ETFs, does the methodology evolve as market dynamics change?

Quigg: We feel one of the advantage of that process, frankly, is really a combination of quantitative metrics that you get real data-based set of information with which to make informed decisions, but it pairs that with what we feel is just as important, and that’s the human interaction that people experience. So you can see, not only through numbers, but also the context of the numbers that you are being given. There are really two evolutions that we have structured these products specifically to address. To your point, we heard from investors that benchmarks are a very effective way to gain exposure with certain ideas, but at the same time, depending on the benchmark and construction, there are places in time where that methodology can be challenged. For these funds in particular, we address that with world-class asset allocation investment professionals overseeing this process in an active way.

EQ: What are some words of advice that you have for investors when incorporating ETFs into their portfolio?

Quigg: The key to the growth of exchange-traded funds is as reliant on education as it is on innovation. Often times, people put a great deal of weight on innovation in the market place, and rightfully so, but at the same time, while ETFs have experienced a substantial amount of growth over the past several years, it’s an area that still needs a great deal of investor education. Relative to traditional mutual funds or to other investment vehicles, ETFs are still a relatively small part of the investment universe. The key to expanding that and taking advantage of the past couple years is to educate investors on how to best access products.

If I am an investor and I’m looking to either invest in ETFs or differentiate between one and another, there are many resources out there. The difference in ETFs and other vehicles is the exchange-traded nature of it, and within that lies a lot of nuance. It’s not the same as understanding the index and understanding the expected performance of the index. You need to understand where that meets the road with the secondary market and how best to access this from an exchange perspective. So you need to know what the index methodology is or, more importantly, the index replication methodology. It’s really just about being an educated consumer because as the space gets bigger, the products evolve, and become more varied. In that variance lies the potential for people to not fully understand what they are buying, and obviously one of the responsibilities we have is to educate them to take advantage of the resources. That’s where we focus a lot of our energy.

EQ: You are a keynote speaker for the upcoming New York Metals and Minerals Investment Conference. Why are these kinds of events essential for investors? Any advice for attendees to maximize their experience?

Quigg: ETFs are unlike other investment products where investors have the ability to have face-to-face interaction or have some infrastructure of education set up. Because they are exchange sources and anybody with a brokerage account or access to the exchange has the ability to buy them, this is a phenomenal opportunity for us to get out and educate a wide swath of people on the value proposition of the products. So for us, these events are crucial for our market outreach because, in conjunction with our traditional marketing and sales efforts, this give us an opportunity to get in front of the people who are going to be buying our products. We take the responsibility very seriously and there is no better format for us to get in front of those people than at an event like this.

For attendees, I would advise them to be serious. Don’t be afraid to ask questions because there is no such thing as a dumb question. There are questions that come from a place of people being less informed, but those are good questions. I would express my intellectual curiosity, number one. I would assume that question in the back of your mind you are afraid to express is one that 100 other people have in the back of their minds as well. Also, always pick apart the product and pick apart the structure and don’t be afraid to ask the hard question. Frankly, you would be surprised how excited the people answering them are to get them, even more so than the conventional questions.

EQ: On that note, can you talk about how attendees can find you and what you plan to discuss at the conference.

Quigg: I am planning to really focus on the utilization of GLD and how investors of all sorts can take advantage of the exchange traded structure to better meet their needs. GLD is a prime example of how ETFs can change the market in some ways. What it’s done is change the access to the market, giving a lot of investors who traditionally were challenged or confused about the best way to access gold in their portfolio a very viable option with over $60 billion in net assets in the gold market through GLD.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.